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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*


                          Hanger Orthopedic Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   41043F-208
             ------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan Partners (BHCA), L.P.
        13-3371826
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization   Delaware
                                               ---------------------------------
--------------------------------------------------------------------------------
                     5.  Sole Voting Power   4,174,636 shares of the Issuer's
                                             Common Stock, $0.01 par value per
                                             share (the "Common Stock"),
                                             (assuming the conversion of the 7%
                                             Redeemable Preferred Stock, $0.01
                                             par value per share (the "Preferred
                                             Stock"), and exercise of a Person
                                             warrant for the purchase of 360,000
 Number of                                   shares of Common Stock)
 Shares                                      -----------------------------------
 Beneficially      -------------------------------------------------------------
 Owned by            6.  Shared Voting Power
 Each Reporting                              -----------------------------------
 Person With:      -------------------------------------------------------------
                     7.  Sole Dispositive    4,174,636 shares of Common Stock
                         Power               (assuming the conversion of the
                                             Preferred Stock and exercise of a
                                             warrant for the purchase of 360,000
                                             shares of Common Stock)
                                             -----------------------------------
                   -------------------------------------------------------------
                     8.  Shared Dispositive Power
                                                  ------------------------------
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially        4,174,636 shares of Common Stock
        Owned by Each Reporting Person       (assuming the conversion of the
                                             Preferred Stock and exercise of a
                                             warrant for the purchase of 360,000
                                             shares of Common Stock)
                                             -----------------------------------
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)  17.1%
                                                           ---------------------
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


PRELIMINARY NOTE: This Schedule 13G is being filed to reflect a sale by the Reporting Person of 866,614 shares of the Issuer's Common Stock as well as to report a change in the controlling persons of the Reporting Person.



ITEM 1.

          (a)  NAME OF ISSUER:

               Hanger Orthopedic Group, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               Two Bethesda Metro Center, Suite 1200
               Bethesda, Maryland 20814


ITEM 2.

          (a)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (c)  CITIZENSHIP:

               Delaware

          (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock, par value $0.01 per share

          (e)  CUSIP NUMBER:

               41043F-208


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.


ITEM 4.  OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               4,174,636 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


          (b)  PERCENT OF CLASS:

               17.1% (as of December 31, 2002).

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) Sole power to vote or to direct the vote: 4,174,636 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

               (ii) Shared power to vote or to direct the vote: Not applicable.

              (iii) Sole power to dispose or to direct the disposition of:
                    4,174,636 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

               (iv) Shared power to dispose or to direct the disposition of: Not applicable.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10. CERTIFICATION

               (a)    Not applicable.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003

                                         J.P. MORGAN PARTNERS (BHCA), L.P.


                                         By:  JPMP Master Fund Manager, L.P.,
                                              its General Partner

                                         By:  JPMP Capital Corp.,
                                              its General Partner

                                         By:  /s/ Jeffrey C. Walker
                                             --------------------------------
                                             Name:   Jeffrey C. Walker
                                             Title:  President













SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                                  EXHIBIT 2(a)


         This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.















SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                                 Jeffrey C. Walker*
Executive Vice President                                  Mitchell J. Blutt, M.D.*
Executive Vice President                                  Arnold L. Chavkin*
Executive Vice President                                  John M.B. O'Connor*
Managing Director                                         Dr. Dana Beth Ardi
Managing Director                                         Christopher C. Behrens*
Managing Director                                         Julie Casella-Esposito*
Managing Director                                         Rodney A. Ferguson*
Managing Director                                         Cornell P. French*
Managing Director                                         Michael R. Hannon*
Managing Director                                         Alfredo Irigoin*
Managing Director                                         Andrew Kahn*
Managing Director                                         Jonathan R. Lynch*
Managing Director                                         Stephen P. Murray*
Managing Director                                         Timothy Purcell*
Managing Director                                         Faith Rosenfeld*
Managing Director                                         Shahan D. Soghikian*
Managing Director                                         Timothy J. Walsh*
Managing Director                                         Richard D. Waters, Jr. *
Managing Director                                         Damion E. Wicker, M.D.*
Managing Director                                         Eric R. Wilkinson*
Senior Vice President and Assistant Secretary             James Hutter*
Senior Vice President and Assistant Secretary             Mounir Nahas*
Senior Vice President, Treasurer and Assistant Secretary  Elisa R. Stein*
Vice President and Assistant Secretary                    Richard Madsen*
Vice President and Assistant Secretary                    Puneet Gulati*
Vice President and Assistant Secretary                    Thomas Szymoniak*
Vice President and Assistant Secretary                    Scott Kraemer*
Secretary                                                 Anthony J. Horan**
Assistant Secretary                                       Robert C. Caroll**
Assistant Secretary                                       Denise G. Connors**
Assistant Secretary                                       Euisun Lisa Lee**
Assistant Secretary                                       Timothy Samson**





----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*




















----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


                                                                      SCHEDULE B


                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                    William B. Harrison Jr.*
Vice Chairman                                                        David A. Coulter*
Vice Chairman                                                        Walter A. Gubert*
Vice Chairman                                                        Thomas B. Ketchum*
Vice Chairman                                                        Donald H. Layton*
Vice Chairman                                                        James B. Lee Jr. *
Vice Chairman                                                        Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management and Administration   Marc J. Shapiro*
Executive Officer                                                    Steven D. Black*
Executive Officer                                                    Donald H. McCree III*
Executive Officer                                                    James I. Staley*
Executive Officer                                                    Don M. Wilson*
Executive Officer                                                    William T. Winters*
Executive Vice President; General Auditor                            William J. Moran*
Executive Vice President; Chief Financial Officer                    Dina Dublon*
Executive Vice President; Head of Market Risk Management             Lesley Daniels Webster*
Chief Credit Officer                                                 Robert S. Strong*
Managing Director                                                    Paul W. Brandow*
Managing Director; Corporate Treasurer                               David B. Edelson*
Managing Director; Head of Credit Risk Policy                        Suzanne Hammett*
Managing Director                                                    Louis M. Morrell*
Managing Director                                                    John Steinhardt*
Managing Director                                                    John Wilmet*
Managing Director                                                    Jorge V. Jasson*
General Counsel                                                      William H. McDavid*
Corporate Secretary                                                  Anthony James Horan*
Senior Vice President; Assistant General Counsel                     Ronald C. Mayer*
Senior Vice President; Chief Compliance Officer                      Gregory S. Meredith*
Director of Human Resources                                          John J. Farrell*
Director of Corporate Marketing and Communications                   Frederick W. Hill*
Controller                                                           Joseph L. Scalfani*
Assistant Corporate Secretary                                        James C. Berry*











----------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                                  DIRECTORS(1)


                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
 H. Laurence Fuller            Retired Co-Chairman
                               BP Amoco p.l.c.
                               1111 Warrenville Road, Suite 25
                               Chicago, Illinois  60563
--------------------------------------------------------------------------------
 Ellen V. Futter               President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444 Fairfax, Virginia
                               22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York 10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------




SEC 1745 (3-98)

----------
(1)  Each of whom is a United States citizen.

                                  SCHEDULE 13G


ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                 Chief Executive Officer
                               U.S. Olympic Committee
                               One Olympic Plaza
                               Colorado Springs, CO 80909
--------------------------------------------------------------------------------

















SEC 1745 (3-98)